Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 March 4, 2009

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate-Return Environments

Barclays Bank PLC Notes linked to the S&P 500® Index due September 30, 2010

Investment Description

Return Optimization Securities with Partial Protection (the “Notes”) are securities issued by Barclays Bank PLC with returns linked to the performance of the S&P 500® Index (the “Index”). The Notes are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus two (2) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below -10%. Accordingly, if the Index declines by more than 10% over the term of your Notes, you may lose up to 90% of your principal. The partial protection feature applies only if the Notes are held to maturity. Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the Issuer.

Features

❑

Tactical Investment Opportunity: At maturity, the Notes enhance the positive returns of the Index up to the Maximum Gain and reduce exposure to negative index returns. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.

❑

Market Recovery Strategy: If you have experienced a loss on an investment with market exposure similar to the Index, an investment in the Notes can provide an opportunity to accelerate your recovery at maturity if the Index rises.

Partial Protection Feature: If you hold the Notes to maturity, your investment will be protected from the first 10% decline in the Index, subject to the creditworthiness of Barclays Bank PLC, and will have 1-for-1 downside exposure to any negative index returns below 10%.

Key Dates[1]

Trade Date	March 26, 2009
Settlement Date	March 31, 2009
Final Valuation Date[2]	September 24, 2010
Maturity Date[2]	September 30, 2010
CUSIP:	06740C436
ISIN:	US06740C4362

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Security Offering

We are offering Return Optimization Securities with Partial Protection linked to the S&P 500® Index (the “Index”). The Protection Percentage and indicative Maximum Gain for the Notes as well as the maximum payment at maturity are listed below. The actual Maximum Gain for the Notes will be set on the Trade Date, which is expected to be on or about March 26, 2009. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000.

Offering	Index Symbol[l]	Multiplier	Maximum Gain[2]	Maximum Payment at Maturity per $10 Note	CUSIP	ISIN
Notes linked to the S&P 500® Index	SPX	2x	32% to 37%	$13.20 to $13.70	06740C436	US06740C4362
[1]	Bloomberg L.P.
[2]	Actual Maximum Gain will be determined on the Trade Date.

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-1 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and this free writing prospectus. See “Key Risks” on page FWP-4 of this free writing prospectus and “Risk Factors” beginning on page S-5 of prospectus supplement and “Risk Factors” beginning on page IS-2 of the index supplement for risks related to investing in the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Note	$10.00	$0.175	$9.825
Total	$[•]	$[•]	$[•]

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus supplement dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

♦	Index supplement dated February 10, 2009 :

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Return Optimization Securities with Partial Protection Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

♦

You believe that the Index will appreciate moderately –meaning that you believe the Index will appreciate over the term of the Notes, although such appreciation (when multiplied by the Multiplier) is unlikely to exceed the indicative Maximum Gain at maturity.

♦	You are willing to risk losing up to 90% of your initial investment.

♦	You are willing to forgo dividends paid on the stocks included in the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the Notes to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦

You do not believe the Index will appreciate over the term of the Notes, or you believe the Index will appreciate (when multiplied by the Multiplier) by more than the indicative Maximum Gain at maturity.

♦	You are unwilling to make an investment that is exposed to the downside performance risk of the Index beyond the Protection Percentage.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the Index.

♦	You seek current income from this investment.

♦	You are unwilling or unable to hold the Notes to maturity.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Notes.

♦	You seek an investment for which there will be an active secondary market.

FWP-2

Indicative Terms1

Issuer:	Barclays Bank PLC (Rated: AA-/Aa3)[2]
Issue Price:	$10.00 per Note
Term:	18 months
Reference Asset:[3]	S&P 500® Index (the “Index”)
Payment at Maturity (per $10.00)

If the Index Return is positive and the product of the Index Return and the Multiplier is equal to or greater than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Multiplier x Index Return)

If the Index Return is zero or negative and the decline from the Index Starting Level to the Index Ending Level is equal to or less than the Protection Percentage, you will receive a cash payment of $10.00.

If the Index Return is negative and the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive:

$10.00 + ($10.00 x [Index Return + Protection Percentage])

In this case, you may lose up to 90% of your initial investment.

Multiplier	2
Protection Percentage:[4]	10%
Maximum Gain	32% to 37% (the actual Maximum Gain will be determined on the Trade Date)
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity

You will receive your initial investment reduced as follows:

$10.00 + ($10.00 x [Index Return

+ Protection Percentage])

In this case, you may lose up to 90% of your initial investment, depending on how much the Index declines.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Notes are expected to carry the same rating as the Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold notes.

[3]

For a description of adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

[4]	Principal protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

FWP-3

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 34.50% and a range of performance for the S&P 500® Index from +40% to -40%. The actual Maximum Gain will be set on the Trade Date.

Example 1—On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level.

Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and your payment at maturity of $10.60 per $10.00 Note will be calculated as follows:

$10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60

Example 2—On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level.

Since two times the Index Return of 20% is more than the Maximum Gain of 34.50%, you will receive the Maximum Gain of 34.50%, or $13.45 per $10.00 Note.

Example 3—On the Final Valuation Date, the S&P 500® Index closes 3% below the Index Starting Level.

Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.00.

Example 4—On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level.

Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows:

$10.00 + ($10.00 x (-20% + 10%)) = $10.00 - $1.00 = $9.00

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Key Risks—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

FWP-4

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. Some of the risks that apply to an investment in the Notes offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

At maturity you risk losing some of your principal—If the Index Return is less than -10%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than 10% over the term of the Notes, you will lose some of your principal.

♦

Partial Protection only if you hold the Notes to maturity—You will entitled to receive at least 10% of the principal amount of your Notes only if you hold the Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

♦

Your Maximum Gain on the Notes Is Limited to the Maximum Gain—If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount of Notes you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 32%.

♦

No Interest, Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of component stocks underlying the Index would have.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity for the offered Notes described in this free writing prospectus is based on the full principal amount of the Notes, the original issue price of the Notes includes the agents’ commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase the Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. We and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $0.175 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Limited Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

♦

Credit of Issuer—The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the Index.

♦

Potential Barclays Bank PLC impact on price—Trading or transactions by Barclays Bank PLC or its affiliates in the stocks comprising the Index, or in futures, options, exchange traded funds or other derivative products on the stocks comprising the Index may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of the Notes.

FWP-5

♦

Many Economic and Market Factors Will Affect the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Notes;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

S&P 500® Index

The S&P 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of March 2, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (40); Energy (39); Financials (81); Health Care (54); Industrials (59); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (34).

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The information on the S&P 500 Index provided in this free writing prospectus should be read together with the discussion under the heading “Non—Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from April 4, 1997 through March 2, 2009. The closing level of the Index on March 2, 2009 was 700.82.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

S&P 500® Index Historical Performance

April 4, 1997 – March 2, 2009

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.

FWP-6